CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE

OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
        %%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1.   <u>Note Subscription</u>.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate value of Securities sold shall not exceed $5,000,000 (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2.   Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company.   The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equaling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Subordination. The indebtedness evidenced by the Securities shall be expressly subordinated, to the extent and in the manner set forth in the subordination agreement by and among the Company, the Subscribers, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, in substantially the form attached as Exhibit A to this Agreement (the "Subordination Agreement"), in right of payment to the prior payment in full of all of the Company's Senior Indebtedness (as defined in the Securities), and each Subscriber hereby agrees to enter into such agreements and take such additional action as may be necessary to perfect such subordination

4. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2022 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Fruci & Associates II, PLLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation.   There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

5.   Representations and Warranties of Subscriber.   By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a)   Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription

Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)   <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)   <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)   <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

> (i)   To the Company;
>
> (ii)   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;
>
> (iii)   As part of an offering registered under the Securities Act with the SEC; or
>
> (iv)   To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   <u>Investment Limits</u>. Subscriber represents that either:

> (i)   Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or
>
> (ii)   Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f)   Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information.   Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.   Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile.   Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

6.   Revisions to Manner of Holding.

Subscriber understands that as a condition to investment in the Securities, the undersigned may be required to establish an account with StartEngine Primary LLC, and that the Securities will be recorded on the books of the Company as being held by StartEngine Primary LLC, as "Nominee" in omnibus as legal holder of record of the securities. Subscriber will appear on the books of the Custodian as the beneficial owner of the Securities. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such arrangement in a timely manner, the Company may repurchase the Securities at a price to be determined by the board of directors of the Company (the "Board of Directors"). Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

7.   Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

8.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

9.   Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

10.   <u>Miscellaneous</u>.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)   If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a)   The aggregate purchase price for the Convertible Notes   %%VESTING_AMOUNT%%
the undersigned hereby irrevocably subscribes for is:

(b)   The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

*   *   *   *   *

This Subscription is accepted   %%NAME_OF_ISSUER%%
on %%NOW%%.   By:
                                       %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2023 - CF

$%%VESTING_AMOUNT%%   %%NOW%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1.   **Repayment.** All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable upon the demand of Investor at any time on or after March 31, 2025 (the "Maturity Date").

2.   **Interest Rate.** The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 6 % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3.   **Conversion; Repayment Premium Upon Sale of the Company.**

(a)   In the event that the Company issues and sells shares of its Preferred Shares to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Shares resulting in gross proceeds to the Company of at least $30,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Preferred Shares at conversion price equal to the lesser of (i) 90%of the per share price paid by the Investors or (ii) the price equal to the quotient of $125,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b)   If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c)   Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) 1.11 times the aggregate amount of the principal and all accrued and unpaid interest under this Note or (b) the amount of proceeds that would be payable to the Investor pursuant to the Sale of the Company if all Investors were to, immediately prior to the Sale of the Company, convert the aggregate amount of the principal and all accrued and unpaid interest under the Notes into the Company's Common Shares at a price per share equal to the quotient obtained by dividing (x) $125,000,000 by (y) the aggregate number of outstanding shares of the Company as of immediately prior to the Sale of the Company (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes).

(d)   For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4.   **Maturity.** At any time on or after the Maturity Date, unless this Note has been previously converted in accordance with the terms of this Note or otherwise been repaid pursuant to Section 1, at the election of the Requisite Holders (as defined below), the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Preferred Shares at a price per security equal to the quotient of $125,000,000 divided by the aggregate number of outstanding shares of the Company as of immediately prior to such conversion (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes). Such Preferred Shares will have rights and preferences substantially similar to those of the Company's then-outstanding Preferred Shares, and such conversion will be subject to the Investor's execution of the Company's then-effective operating agreement and any other agreements entered into by the Company and its holders of preferred shares in order to accommodate the terms set forth herein.

5.   **Expenses.** In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6.   **Prepayment.** The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors (the "**Requisite Holders**").

7.   **Default.** In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a)   The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b)   The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c)   Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d)   The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e)   The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f)   The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g)   Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8.   **Waiver.** The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9.   **Governing Law.** This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10.   **Parity with Other Notes.** The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11.   **Modification; Waiver.** Any term of this Note may be amended or waived with the written consent of the Company and the Requisite Holders.

12.   **Assignment.** Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in

whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13.   **Electronic Signature.** The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

%%NAME_OF_ISSUER%%:
By: _____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

[Remainder of page left blank]

Exhibit A Follows

Exhibit A

SUBORDINATION AGREEMENT

This Subordination Agreement (the "Agreement") is made as of [_____, 2023], by and between each of the undersigned creditors (each a "Creditor" and collectively "Creditors"), and **SILICON VALLEY BANK, a division of First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as Receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)** ("Bank").

Recitals

A.   **BLOKABLE, LLC**, a Delaware limited liability company ("Borrower") has requested and/or obtained certain loans or other credit accommodations from Bank which are or may be from time to time secured by assets and property of Borrower.

B.   Each Creditor has extended loans or other credit accommodations to Borrower, and/or may extend loans or other credit accommodations to Borrower from time to time.

C.   To induce Bank to extend credit to Borrower and, at any time or from time to time, at Bank's option, to make such further loans, extensions of credit, or other accommodations to or for the account of Borrower, or to purchase or extend credit upon any instrument or writing in respect of which Borrower may be liable in any capacity, or to grant such renewals or extension of any such loan, extension of credit, purchase, or other accommodation as Bank may deem advisable, each Creditor is willing to subordinate: (i) all of Borrower's indebtedness and obligations to each Creditor (including, without limitation, principal, premium (if any), interest, fees, charges, expenses, costs, professional fees and expenses, and reimbursement obligations), plus any dividends and/or distributions or other payments pursuant to call, put, or conversion features in connection with equity securities of Borrower issued to or held by such Creditor, whether presently existing or arising in the future (the "Subordinated Debt") to all of Borrower's indebtedness and obligations to Bank; and (ii) all of such Creditor's security interests, if any, to all of Bank's security interests in Borrower's property.

NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

D.   Each Creditor subordinates to Bank any security interest or lien that such Creditor may have in any property of Borrower. Notwithstanding the respective dates of attachment or perfection of the security interests of such Creditor and the security interests of Bank, all now existing and hereafter arising security interests of Bank in any property of Borrower and all proceeds thereof (the "Collateral"), including, without limitation, the "Collateral", as defined in a certain Loan and Security Agreement between Borrower, the other credit parties thereto and Bank dated as of January 10, 2020 (as the same may from time to time be further amended, modified, supplemented or restated, including without limitation, by that certain Deferral Agreement dated as of April 3, 2020, that certain Consent and First Amendment to Loan and Security Agreement dated as of September 14, 2020, that certain Consent and Second Amendment to Loan and Security Agreement dated as of February 1, 2021, and that certain Consent and Third Amendment to Loan and Security Agreement dated as of February 12, 2021, collectively, the "Loan Agreement"), shall at all times be senior to the security interests of such Creditor. Each Creditor hereby (a) acknowledges and consents to (i) Borrower granting to Bank a security interest in the Collateral, (ii) Bank filing any and all financing statements and other documents as deemed necessary by Bank in order to perfect Bank's security interest in the Collateral, and (iii) the entering into of the Loan Agreement and all documents in connection therewith by Borrower, (b) acknowledges and agrees that the Senior Debt, the entering into of the Loan Agreement and all documents in connection therewith by Borrower, and the security interest granted by Borrower to Bank in the Collateral shall be permitted under the provisions of the Subordinated Debt documents (notwithstanding any provision of the Subordinated Debt documents to the contrary), (c) acknowledges, agrees and covenants that no Creditor shall contest, challenge or dispute the validity, attachment, perfection, priority or enforceability of Bank's security interest in the Collateral, or the validity, priority or enforceability of the Senior Debt, and (d) acknowledges and agrees that the provisions of this Agreement will apply fully and unconditionally even in the event that Bank's security interest in the Collateral (or any portion thereof) shall be unperfected.

E.   All Subordinated Debt is subordinated in right of payment to all obligations of Borrower to Bank now existing or hereafter arising, including, without limitation, the Obligations (as defined in the Loan Agreement), together with all costs of collecting such obligations (including attorneys' fees), including, without limitation, all obligations under any agreement in connection with the provision by Bank to Borrower of products and/or credit services facilities, including, without limitation, any letters of credit, cash management services (including, without limitation, merchant services, direct deposit of payroll, business credit cards, and check cashing services), interest rate swap arrangements, and foreign exchange services, all interest accruing after the commencement by or against Borrower of any bankruptcy, reorganization or similar proceeding (such obligations, collectively, the "Senior Debt").

F.   No Creditor will demand or receive from Borrower (and Borrower will not pay to any Creditor) all or any part of the Subordinated Debt, by way of payment, prepayment, setoff, lawsuit or otherwise, nor will any Creditor exercise any remedy with respect to any property of Borrower, nor will any Creditor accelerate the Subordinated Debt, or commence, or cause to commence, prosecute or participate in any administrative, legal or equitable action against Borrower, until such time as (a) the Senior Debt (other than inchoate indemnity obligations) has been fully paid in cash, (b) Bank has no commitment or obligation to lend any further funds to Borrower, and (c) all financing agreements between Bank and Borrower are terminated. Nothing in the foregoing paragraph shall prohibit a Creditor from (i) converting all or any part of the Subordinated Debt into equity securities of Borrower or (ii) delivering equity securities of Borrower to Creditor upon exercise of a warrant for such equity securities of Borrower, provided that, if such securities have any call, put or other conversion features that would obligate Borrower to declare or pay dividends, make distributions, or otherwise pay any money or deliver any other securities or consideration to the holder, each Creditor hereby agrees that Borrower may not declare, pay or make such dividends, distributions or other payments to such Creditor, and such Creditor shall not accept any such dividends, distributions or other payments except as may be permitted in the Loan Agreement/documents evidencing the Senior Debt.

G.   Each Creditor shall promptly deliver to Bank in the form received (except for endorsement or assignment by such Creditor where required by Bank) for application to the Senior Debt any payment, distribution, security or proceeds received by such Creditor with respect to the Subordinated Debt other than in accordance with this Agreement.

H.   In the event of Borrower's insolvency, reorganization or any case or proceeding under any bankruptcy or insolvency law or laws relating to the relief of debtors, including, without limitation, any voluntary or involuntary bankruptcy, insolvency, receivership or other similar statutory or common law proceeding or arrangement involving Borrower, the readjustment of its liabilities, any assignment for the benefit of its creditors or any marshalling of its assets or liabilities (each, an "Insolvency Proceeding"), (a) this Agreement shall remain in full force and effect in accordance with Section 510(a) of the United States Bankruptcy Code, (b) the Collateral shall include, without limitation, all Collateral arising during or after any such Insolvency Proceeding, and (c) Bank's claims against Borrower and the estate of Borrower shall be paid in full before any payment is made to any Creditor.

I.   Each Creditor shall give Bank prompt written notice of the occurrence of any default or event of default under any document, instrument or agreement evidencing or relating to the Subordinated Debt, and shall, simultaneously with giving any notice of default to Borrower, provide Bank with a copy of any notice of default given to Borrower. Each Creditor acknowledges and agrees that any default or event of default under the Subordinated Debt documents shall be deemed to be a default and an event of default under the Senior Debt documents.

J.   Until the Senior Debt (other than inchoate indemnity obligations) has been fully paid in cash and Bank's agreements to lend any funds to Borrower have been terminated, Each Creditor irrevocably appoints Bank as such Creditor's attorney-in-fact, and grants to Bank a power of attorney with full power of substitution, in the name of such Creditor or in the name of Bank, for the use and benefit of Bank, without notice to such Creditor, to perform at Bank's option the following acts in any Insolvency Proceeding involving Borrower:

K.   To file the appropriate claim or claims in respect of the Subordinated Debt on behalf of such Creditor if such Creditor does not do so prior to 30 days before the expiration of the time to file claims in such Insolvency Proceeding and if Bank elects, in its sole discretion, to file such claim or claims; and

L.   To accept or reject any plan of reorganization or arrangement on behalf of such Creditor and to otherwise vote such Creditor's claims in respect of any Subordinated Debt in any manner that Bank deems appropriate for the enforcement of its rights hereunder.

In addition to and without limiting the foregoing: (x) until the Senior Debt has been fully paid in cash and Bank's agreements to lend any funds to Borrower have been terminated, **no Creditor shall commence or join in any involuntary bankruptcy petition or similar judicial proceeding against Borrower**, and (y) if an Insolvency Proceeding occurs: (i) no Creditor shall assert, without the prior written consent of Bank, any claim, motion, objection or argument in respect of the Collateral in connection with any Insolvency Proceeding which could otherwise be asserted or raised in connection with such Insolvency Proceeding, including, without limitation, any claim, motion, objection or argument seeking adequate protection or relief from the automatic stay in respect of the Collateral, (ii) Bank may consent to the use of cash collateral on such terms and conditions and in such amounts as it shall in good faith determine without seeking or obtaining the consent of any Creditor as (if applicable) holder of an interest in the Collateral, (iii) if use of cash collateral by Borrower is consented to by Bank, no Creditor shall oppose such use of cash collateral on the basis that such Creditor's interest in the Collateral (if any) is impaired by such use or inadequately protected by such use, or on any other ground, and (iv) no Creditor shall object to, or oppose, any sale or other disposition of any assets comprising all or part of the Collateral, free and clear of security interests, liens and claims of any party, including such Creditor, under Section 363 of the United States Bankruptcy Code or otherwise, on the basis that the interest of such Creditor in the Collateral (if any) is impaired by such sale or inadequately protected as a result of such sale, or on any other ground (and, if requested by Bank, such Creditor shall affirmatively and promptly consent to such sale or disposition of such assets), if Bank has consented to, or supports, such sale or disposition of such assets.

M.   Each Creditor represents and warrants that such Creditor has provided Bank with true and correct copies of all of the documents evidencing or relating to the Subordinated Debt. Each Creditor shall immediately affix a legend to the instruments evidencing the Subordinated Debt stating that the instruments are subject to the terms of this Agreement. By the execution of this Agreement, each Creditor hereby authorizes Bank to amend any financing statements filed by such Creditor against Borrower as follows: "In accordance with a certain Subordination Agreement by and among the Secured Party, the Debtor and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as Receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)) ("Silicon Valley Bank"), the Secured Party has subordinated any security interest or lien that Secured Party may have in any property of the Debtor to the security interest of Silicon Valley Bank in all assets of the Debtor, notwithstanding the respective dates of attachment or perfection of the security interest of the Secured Party and Silicon Valley Bank."

N.   No amendment of the documents evidencing or relating to the Subordinated Debt shall directly or indirectly modify the provisions of this Agreement in any manner which might terminate or impair the subordination of the Subordinated Debt or the subordination of the security interests or liens that Creditors may have in any property of Borrower. By way of example, such instruments shall not be amended to (a) increase the rate of interest with respect to the Subordinated Debt, or (b) accelerate the payment of the principal or interest or any other portion of the Subordinated Debt. Bank shall have the sole and exclusive right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of property of Borrower except in accordance with the terms of the Senior Debt. Upon written notice from Bank to Creditors of Bank's agreement to release its lien on all or any portion of the Collateral in connection with the sale, transfer or other disposition thereof by Bank (or by Borrower with consent of Bank), each Creditor shall be deemed to have also, automatically and simultaneously, released its lien on the Collateral, and each Creditor shall upon written request by Bank, immediately take such action as shall be necessary or appropriate to evidence and confirm such release. All proceeds resulting from any such sale, transfer or other disposition shall be applied first to the Senior Debt until payment in full thereof, with the balance, if any, to the Subordinated Debt, or to any other entitled party. If any Creditor fails to release its lien as required hereunder, such Creditor hereby appoints Bank as attorney in fact for such Creditor with full power of substitution to release such Creditor's liens as provided hereunder. Such power of attorney being coupled with an interest shall be irrevocable.

1.   All necessary action on the part of each Creditor, its officers, directors, partners, members and shareholders, as applicable, necessary for the authorization of this Agreement and the performance of all obligations of such Creditor hereunder has been taken. This Agreement constitutes the legal, valid and binding obligation of each Creditor, enforceable against each Creditor in accordance with its terms. The execution, delivery and performance of and compliance with this Agreement by each Creditor will not (a) result in any material violation or default of any term of any of such Creditor's charter, formation or other organizational documents (such as Articles or Certificate of Incorporation, bylaws, partnership agreement, operating agreement, etc.) or (b) violate any material applicable law, rule or regulation.

O.   If, at any time after payment in full of the Senior Debt (other than inchoate indemnity obligations) any payments of the Senior Debt must be disgorged by Bank for any reason (including, without limitation, any Insolvency Proceeding), this Agreement and the relative rights and priorities set forth herein shall be reinstated as to all such disgorged payments as though such payments had not been made and each Creditor shall immediately pay over to Bank all payments received with respect to the Subordinated Debt to the extent that such payments would have been prohibited hereunder. At any time and from time to time, without notice to any Creditor, Bank may take such actions with respect to the Senior Debt as Bank, in its sole discretion, may deem appropriate, including, without limitation, terminating advances to Borrower, increasing the principal amount, extending the time of payment, increasing applicable interest rates, renewing, compromising or otherwise amending the terms of any documents affecting the Senior Debt and any collateral securing the Senior Debt, and enforcing or failing to enforce any rights against Borrower or any other person. No such action or inaction shall impair or otherwise affect Bank's rights hereunder. Each Creditor waives any benefits of California Civil Code Sections 2809, 2810, 2819, 2845, 2847, 2848, 2849, 2850, 2899 and 3433.

P.   This Agreement shall bind any successors or assignees of Creditors and shall benefit any successors or assigns of Bank, provided, however, each Creditor agrees that, prior and as conditions precedent to each Creditor assigning all or any portion of the Subordinated Debt: (a) each Creditor shall give Bank prior written notice of such assignment, and (b) such successor or assignee, as applicable, shall execute a written agreement whereby such successor or assignee expressly agrees to assume and be bound by all terms and conditions of this Agreement with respect to such Creditor. This Agreement shall remain effective until terminated in writing by Bank. This Agreement is solely for the benefit of Creditors and Bank and not for the benefit of Borrower or any other party. Each Creditor further agrees that if Borrower is in the process of refinancing any portion of the Senior Debt with a new lender, and if Bank makes a request of Creditors, Creditors shall agree to enter into a new subordination agreement with the new lender on substantially the terms and conditions of this Agreement.

Q.   Each Creditor hereby agrees to execute such documents and/or take such further action as Bank may at any time or times reasonably request in order to carry out the provisions and intent of this Agreement, including, without limitation, ratifications and confirmations of this Agreement from time to time hereafter, as and when requested by Bank.

R.   This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument. The words "executed," "execution," "signed," "signature" and words of like import in this Agreement shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act

S.   This Agreement shall be governed by and construed in accordance with the laws of the State of California, without giving effect to conflicts of laws principles. Creditors and Bank submit to the exclusive jurisdiction of the state and federal courts located in Santa Clara County, California in any action, suit, or proceeding of any kind, against it which arises out of or by reason of this Agreement. CREDITORS AND BANK WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREIN.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES' AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the Santa Clara County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in Santa Clara County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the Santa Clara County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

T.   This Agreement represents the entire agreement with respect to the subject matter hereof, and supersedes all prior negotiations, agreements and commitments. No Creditor is relying on any representations by Bank or Borrower in entering into this Agreement, and each Creditor has kept and will continue to keep itself fully apprised of the financial and other condition of Borrower. This Agreement may be amended only by written instrument signed by Creditors and Bank.

U.   In the event of any legal action to enforce the rights of a party under this Agreement, the party prevailing in such action shall be entitled, in addition to such other relief as may be granted, all reasonable costs and expenses, including reasonable attorneys' fees, incurred in such action.

[*Balance of Page Intentionally Left Blank*]

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

"Bank"

SILICON VALLEY BANK

By:_____

Name:_____

Title:_____

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

"Creditor"

[_____]

By:_____

Name:_____

Title:_____

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date first above written.

"Creditor"

[_____]

By:_____

Name:_____

Title:_____

[*Signature Page to Subordination Agreement*]

The undersigned approves of the terms of this Agreement.

"Borrower"

BLOKABLE, LLC

By:_____

Name:_____

Title:_____

JOINDER TO SUBORDINATION AGREEMENT

The undersigned hereby agrees to become a party in the capacity of a "**Creditor**" to that certain Subordination Agreement dated as of [_____, 2023], by and among **SILICON VALLEY BANK , a division of First-Citizens Bank & Trust Company (successor by purchase to the Federal Deposit Insurance Corporation as Receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank))** ("**Bank**"), and the parties identified on the signature pages thereto as Creditors with respect to debt owing to Bank and Creditors by **BLOKABLE, LLC**, a Delaware limited liability company (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Subordination Agreement**"), and to be bound by the terms and conditions thereof in such capacity effective as of the date thereof. The undersigned hereby makes all representations and warranties contained in the Subordination Agreement to Bank as of the date hereof. The undersigned hereby authorizes this Joinder to be attached as a counterpart signature page to the Subordination Agreement and hereby designates the address below as the undersigned's notice for address under the Subordination Agreement.

"Creditor"

_____

By: _____

Address: _____

Attention: _____

Phone: _____

Fax: _____

Email: _____

Date of Signature: _____

[*Signature Page to Subordination Agreement*]